

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Christopher P. Kalnin
Chief Executive Officer
BKV Corporation
1200 17th Street, Suite 2100
Denver, CO 80202

      Re: BKV Corporation
          Amendment No. 1 to Registration Statement on Form S-1
          Filed December 9, 2022
          File No. 333-268469

Dear Christopher P. Kalnin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Summary Reserve, Production and Operating Data
Estimated Reserves at SEC Pricing, page 31

1.   After consideration of your response to prior comment number 3 and further review of 2021 Activity on pages 35 to 36, the overall reconciliation of changes in proved developed and proved undeveloped reserves does not appear to account for the 19.4 Bcfe of proved undeveloped reserves converted to proved developed reserves disclosed on page 35. Please expand your narrative to identify where these converted volumes are included in the reconciliation. Refer to the requirements in Item 1203 of Regulation S-K, FASB ASC 932-235-50-5 description of proved reserves change categories, and Example 1 in FASB ASC 932-235-55-2 for an illustration.

Christopher P. Kalnin
BKV Corporation
December 19, 2022
Page 2

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 with questions about engineering comments. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Samantha Hal Crispin